Exhibit 99.2

Fitell Corporation

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended

December 31, 2023 and 2022

FITELL CORPORATION

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

F-2

FITELL CORPORATION

CONSOLIDATED BALANCE SHEET

	December 31,	June 30,
	2023	2023
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$4,163,217	$236,821
Investment in marketable securities	166,136	494,275
Accounts receivable, net	233,785	174,341
Inventory, at cost	2,102,835	525,786
Note receivables	2,500,000	-
Deposits and prepaids	223,662	13,412
Prepaid offering costs	549,749	5,317,866
Total current assets	9,939,384	6,762,501

Property and equipment, net	31,904	38,743
Operating right of use asset	703,550	605,794
Deferred tax asset	214,663	132,354
Other non-current assets	81,092	-
Brand names	337,504	337,504
Goodwill	1,161,052	1,161,052
Total assets	$12,469,149	$9,037,948

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,071,378	$1,168,723
Deferred revenue	232,014	238,351
Income tax payable	433,075	486,058
Due to related parties	32,430	24,386
Current portion of operating lease liability	289,065	212,062
Total current liabilities	2,057,962	2,129,580

Accrued employee benefits, non-current	19,736	18,430
Operating lease liability, less current portion	426,597	473,015
Total liabilities	2,504,295	2,621,025

Commitments and contingencies (Note 6)

Stockholders’ equity
Common stock, $0.0001 par value; no authorization limit, 11,120,000 shares and 8,120,000 shares issued and outstanding at December 31, 2023 and June 30, 2023, respectively	1,112	812
Additional paid-in capital	13,395,164	7,097,822
Accumulated other comprehensive loss	(88,068)	(64)
Retained earnings	(3,343,354)	(681,647)
Total stockholders’ equity	9,964,854	6,416,923
Total liabilities and stockholders’ equity	$12,469,149	$9,037,948

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

FITELL CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

UNAUDITED

	For the six months ended
	December 31,	December 31,
	2023	2022
Revenues:
Merchandise revenues	$2,007,562	$2,151,872
Sales of consumable products	-	605,415
Licensing income	115,557	296,865
Total revenues	2,123,119	3,054,152

Cost of goods sold	1,275,967	1,461,445

Gross profit	847,152	1,592,707

Operating expenses
Personnel expenses	421,364	448,402
Consulting fees	1,272,468	-
General and administrative expenses	1,268,545	169,445
Sales and marketing expenses	175,705	227,355
Amortization of operating right of use asset	132,867	98,661
Depreciation expenses	4,469	6,135
Total operating expenses	3,275,418	949,998

Income (loss) from operations	(2,428,266)	642,709

Other income (expenses):
IPO related-expenses	(50,286)	(281,686)
Unrealized gain (loss) from marketable securities	(312,831)	(193,015)
Other income (expenses)	115,190	9,806
Interest income	764	831
Interest expense	(66,844)	(43,738)
Total net other income (expenses)	(314,007)	(507,802)

Income (loss) before taxes	(2,742,273)	134,907

Income tax expense (credit)	(80,566)	194,232

Net loss	(2,661,707)	(59,325)
Foreign currency adjustment	(88,004)	(36,238)
Comprehensive loss	$(2,749,711)	$(95,563)

Basic and diluted net loss per share	$(0.25)	$(0.01)

Weighted average shares outstanding - basic and diluted	10,487,568	8,120,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

FITELL CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

UNAUDITED

	Common Stock		Subscription Receivable		Additional Paid-in	Accumulated Other Comprehensive	Retained
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Total
Balance June 30, 2023	8,120,000	$812	-	-	$7,097,822	$(64)	$(681,647)	$6,416,923

Fund raised in IPO	3,000,000	300	-	-	6,297,342	-	-	6,297,642
Foreign currency translation adjustment	-	-	-	-	-	(88,004)	-	(88,004)
Net loss	-	-	-	-	-	-	(2,661,707)	(2,661,707)

Balance December 31, 2023	11,120,000	$1,112	-	-	$13,395,164	$(88,068)	$(3,343,354)	$9,964,854

FITELL CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

UNAUDITED

	Common Stock		Subscription Receivable		Additional Paid-in	Accumulated Other Comprehensive	Retained
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Total
Balance June 30, 2022	7,000,000	$700	-	$(56)	$1,497,990	26,999	$911,747	$2,437,380

Stock issued for services	1,120,000	112	-	(112)	2,240,000	-	-	2,240,000
Foreign currency translation adjustment	-	-	-	-	-	(36,238)	-	(36,238)
Net loss	-	-	-	-	-	-	(59,325)	(59,325)

Balance December 31, 2022	8,120,000	$812	-	$(168)	$3,737,990	$(9,239)	$852,422	$4,581,817

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-5

FITELL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

UNAUDITED

	For the six months ended
	December 31,	December 31,
	2023	2022
Cash Flows from Operating Activities
Net loss	$(2,661,707)	$(59,325)
Adjustments to reconcile net loss to net
cash from operating activities:
Depreciation	6,839	6,135
Stock based compensation	-	2,240,000
Unrealized loss on investments	328,139	193,015
Changes in operating assets and liabilities
Accounts receivable	(59,444)	(696,922)
Inventory	(1,577,049)	245,673
Deposits and prepaids	(210,250)	(23,170)
Prepaid offering costs	(2,549,524)	(2,129,659)
Operating right of use asset	(67,171)	(3,248)
Deferred tax asset	(82,309)	64,520
Other non-current assets	(81,092)	-
Accounts payable and accrued expenses	(97,345)	118,376
Deferred revenue	(6,337)	(316,645)
Income taxes payable	(52,983)	121,736
Accrued employee benefits	1,306	12,045
Net cash from operating activities	(7,108,927)	(227,469)

Cash Flows from Investing Activities
Investment in note receivables	(2,500,000)	-
Net cash from investing activities	(2,500,000)	-

Cash Flows from Financing Activities
Net activity on due to related parties	8,044	(50,513)
Fund raised in IPO, gross	13,615,283	-
Net from financing activities	13,623,327	(50,513)

Foreign currency adjustment	(88,004)	(28,245)

Change in cash and cash equivalents	3,926,396	(306,227)

Cash and cash equivalents at beginning of period	236,821	716,052

Cash and cash equivalents at end of period	$4,163,217	$409,825

Supplemental Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$122,652	$16,763

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-6

FITELL CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. Organization and principal activities

Fitell Corporation (the “Company”) was incorporated in the Cayman Islands on April 11, 2022 under the Companies Act as an exempted company with limited liability. The Company conducts its primary operations of selling gym and fitness equipment in Australia through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Australia, namely GD Wellness Pty Ltd. The Company holds GD Wellness Pty Ltd (“GD”) via a wholly owned subsidiary, namely KMAS Capital and Investment Pty Ltd (“KMAS”) which was incorporated and is domiciled in Australia.

Details of the Company and its subsidiaries are set out in the table as follows:

		Percentage of effective ownership
Name	Date of incorporation	December 31, 2023	June 30, 2023	Place of incorporation	Principal activities
Fitell Corporation	April 11, 2022	Parent	Parent	Cayman Islands	Investment holdings
KMAS Capital and Investment Pty Ltd	July 26, 2016	100%	100%	Australia	Investment holdings
GD Wellness Pty Ltd	July 22, 2005	100%	100%	Australia	Sales of gym and fitness equipment

As of May 5, 2022, the Company entered into a Share Exchange Agreement (“Share Exchange Agreement”) with KMAS, which holds all of the issued and outstanding shares of GD, and SKMA Capital and Investment Ltd, a company incorporated under the laws of the British Virgin Islands (“SKMA”), which holds all of the issued and outstanding shares of KMAS, pursuant to which the Company shall acquire all of the shares in the KMAS from SKMA in exchange for the Company issuing 6,439,999 Ordinary Shares to SKMA in accordance with the terms of the Share Exchange Agreement. In addition, one (1) Ordinary Share was transferred back to SKMA from the registered office service provider in the setup of the Company. Following such share exchanges, KMAS and GD became the Company’s wholly-owned subsidiaries.

The combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the six months ended December 31, 2022, the results of these subsidiaries are included in the consolidated financial statements for the entire period. (“Restructuring”). After the Restructuring, the Company has 7,000,000 ordinary shares issued and outstanding.

F-7

FITELL CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of Presentation

The consolidated financial statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements have been prepared using the accrual basis of accounting in accordance with US GAAP and presented in US dollars. The year end is June 30.

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk. The Company establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Revenue Recognition

The Company generates it main income source from the sales of merchandise, which includes the sales of various gym equipment and fitness products. It recognizes this merchandise revenue in accordance with Accounting Standards Update 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s main revenue stream is from sales of products. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon shipment. The Company offers refunds, repairs and replacements in accordance with the Australian Consumer Law. The Company recognized the sales discount and returns against its revenues in the same period as the original sales transaction.

The Company also occasionally sells various consumable products. These products include, but not limited to, coffee and nutritional supplement products. Similar to the aforesaid merchandise revenue, it also recognizes the revenue in accordance with Topic 606 upon shipment. If the Company provided sales discount or allowed sales returns, it is recognized against its revenues in the same period as the original sales transaction.

The Company also provides licensing services to gym studios in overseas. These services include, but not limited to, providing the brand name, and offer initial design services to these gym studios. Similar to the aforesaid merchandise revenue, it also recognizes the revenue in accordance with Topic 606 based on the straight-line basis over the contractual service period.).

F-8

FITELL CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Stock-based Compensation

The Company records stock-based compensation in accordance with the provisions of the ASC 718, “Accounting for Stock Compensation,” which establishes accounting standards for the transaction in which an entity exchanges its equity instruments for goods or services. In accordance with guidance provided under ASC 718, the Company recognizes an expense for the fair value of its stock awards at the time of the grant and the fair value of its outstanding stock options as they vest, whether held by employees or others. As of December 31, 2023 and June 30, 2023, there were no options outstanding.

Customers Loyalty program

For certain sales transactions, the Company offers loyalty points to its customer based on the dollar value of the transaction which giver the customer the option to acquire additional goods or services at a price that is lower than its stand-alone selling price. In accordance with Topic 606, the Company evaluates whether these loyalty points constitute separate performance obligations and the need to allocate the transaction price between revenue and performance obligation. As of December 31, and June 30, 2023, the Company does not believe that any separate performance obligation under the loyalty program is material.

Deferred Revenue

The Company recognized the deposits received from its customers as deferred revenue if the goods or service is not delivered. It would be recognized as revenue after the goods or service is delivered. During the six months ended December 31, 2023 and 2022, a total of $238,351 and $501,976 of deferred revenue was recognized into Merchandise revenue respectively. As of December 31, and June 30, 2023, a total of $232,014 and $238,351 of revenue has been deferred to be recognized in future periods as merchandise revenue respectively.

Fair Value Measurements

Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurements, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Fair Value of Financial Instruments

ASC subtopic 825-10, Financial Instruments requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

F-9

FITELL CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Marketable Securities

Marketable securities are stated at fair value in accordance with ASC Topic 321, Investments- Equity Securities. Any changes in the fair value of the Company’s marketable securities are included in net income under the caption of net income from investments. The market value of the securities is determined using prices as reflected on an established market, using Level 1 fair value inputs. Realized and unrealized gains and losses are determined on an average cost basis. The marketable securities are in investment in shares of a publicly traded security which is traded on the Hong Kong exchange. The investments in marketable securities totals $166,136 and $494,275 as of December 31, 2023 and June 30, 2023, respectively.

Advertising and Promotion

The Company follows the policy of charging the costs of advertising, marketing, and public relations to expense as incurred. The Company has $175,705 and $227,355 in advertising expenses for the six months ended December 31, 2023 and 2022, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination.

The Company has adopted ASC 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Accounts Receivable

The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue. Account balances deemed to be uncollectible are charged to bad debt expense and included in the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2023 and June 30, 2023, the Company does not consider an allowance for doubtful accounts to be necessary.

Inventory

Inventory consists of only finished goods and are stated at the lower of cost and net realizable value on a ‘first in first out’ basis. Cost comprises of direct materials and delivery costs, direct labor, import duties and other taxes, and an appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts received or receivable.

Stock in transit is stated at the lower of cost and net realizable value. Cost comprises purchase and delivery costs, net of rebates and discounts received or receivable.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

F-10

FITELL CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note Receivable

On August 2, 2023, the Company has entered into a loan agreement with an independent third party (“Borrower”), in which, the Company has lent $2,500,000 to the Borrower, with a loan period of 36 months, and at an annualized interest of 6.8%. The first eight months are interest-free-period.

Property and Equipment

Property and Equipment - Property and equipment is stated at cost, net of depreciation. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Depreciation expense totaled $4,469 and $6,135 for the six months period ended December 31, 2023 and 2022, respectively.

Impairment Policy

Impairment of long lived assets – Potential impairments of long lived assets are reviewed when events or changes in circumstances indicate a potential impairment may exist. In accordance with ASC Subtopic 360-10, “Property, Plant and Equipment – Overall”, impairment is determined when estimated future undiscounted cash flows associated with an asset are less than asset’s carrying value.

Intangible Assets

The Company’s intangible assets consist of brand names and goodwill. At December 31, 2023 and June 30, 2023, the Company had brand names and goodwill with costs of approximately $337,504 and $1,161,052 respectively, which all have indefinite lives. The Company evaluates intangible assets with indefinite lives for impairment at least annually or when events or changes in circumstances indicate that an impairment may exist. The Company determined that none of its intangible assets were impaired in the six months period ended December 31, 2023 and the fiscal year ended June 30, 2023.

Net Income (Loss) Per Common Share

The Company computes income per common share, in accordance with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. No potential dilutive common shares are included in the computation of any diluted per share amount when a loss is reported.

Comprehensive Income (loss)

ASC Topic 220 (SFAS No. 130) establishes standards for reporting comprehensive income and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources. The component of comprehensive loss totaling $88,004 and $36,238 for the six months ended December 31, 2023 and 2022, respectively, related to foreign currency translation adjustment.

Foreign Currencies

The Company determined that its functional currency is the Australian dollar since the Australian dollar is the currency of the environment in which the Company primarily generates and expends cash; however, the Company’s reporting currency is the U.S. dollar. Foreign currency transaction gains and losses represent gains and losses resulting from transactions entered into in a currency other than the functional currency of the Company. These transaction gains and losses, if any, are included in results of operations.

F-11

FITELL CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Leases

The Company accounts for leases in accordance with ASC Topic 842, Lease. Operating lease right-of-use assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is presented on the consolidated statements of operations.

As permitted under ASC Topic 842, the Company has made an accounting policy election not to apply the lease recognition provision to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term. The Company did not have any short-term leases at December 31, 2023 and June 30, 2023.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the consolidated financial statements, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Subsequent Events

In accordance with ASC Topic 855, Subsequent Events, the Companies evaluated subsequent events through the date the consolidated financial statements were available for issue.

3. Investment in marketable securities

As of December 31, 2023, the Company held some equity securities which are publicly traded on a registered Stock Exchange. The following table classifies the Company’s assets measures at fair value on a recurring basis into the fair value hierarchy as of December 30, 2023:

Description	Level 1	Level 2	Level 3	Total
Equity securities	$166,136	$-	$-	$166,136
Total	$166,136	$-	$-	$166,136

The equity securities being held as of June 30, 2023 are as follow:

Description	Level 1	Level 2	Level 3	Total
Equity securities	$494,275	$-	$-	$494,275
Total	$494,275	$-	$-	$494,275

4. Property and equipment

The Company’s property and equipment at December 31, 2023 and June 30, 2023 consisted of the following:

	Estimated Useful Life	December 31, 2023	June 30, 2023

Motor Vehicle	5 years	$51,741	$51,741
Property and equipment, gross		51,741	51,741
Less accumulated depreciation		(19,837)	(12,998)

Property and equipment, net		$31,904	$38,743

F-12

FITELL CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

5. Lease right-of-use assets and lease liabilities

Operating leases

The Company leases office space in Taren Point, NSW, Australia. The lease commenced on July 15, 2023 and ends on July 14, 2026. The monthly lease payments are $36,667 AUD and are subject to annual escalation rate of 3%.

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value is our incremental borrowing rate, estimated to be 3.70%, as the interest rate implicit in most of our leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term. During the six months ended December 31, 2023 and 2022, the Company recorded $132,867 and $98,661 as operating lease expense.

Operating right-of- use assets are summarized below:

	December 31, 2023	June 30, 2023
Office Lease	$831,952	$1,541,390
Less accumulated amortization	(128,402)	(935,596)
Right-of-use, net	$703,550	$605,794

Operating lease liabilities are summarized below:

	December 31, 2023	June 30, 2023
Office Lease	$715,662	$685,077
Less: current portion	289,065	212,062
Long term portion	$426,597	$473,015

	As of
	December 31, 2023	June 30, 2023
Year ending June 30, 2024	300,040	233,735
Year ending June 30, 2025	308,281	240,747
Year ending June 30, 2026	156,419	247,970
Total future minimum lease payments	764,740	722,452
Less imputed interest	(49,078)	(37,375)
PV of Payments	$715,662	$685,077

6. Commitments and contingencies

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450-20-50, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of December 31, 2023 and June 30, 2023, the Company is not aware of any contingent liabilities that should be reflected in the consolidated financial statements.

F-13

FITELL CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

7. Income taxes

A reconciliation of the effective tax rate to the statutory rate is shown below:

	December 31, 2023	December 31, 2022

Income (loss) before taxes	$(2,742,273)	$134,907

Expected income tax expense (credit) at statutory rate of 25%	$(685,568)	$33,727
Increase (decrease) in income taxes resulting from:
IPO related-expenses	12,571	56,000
Unrealized loss on investments	78,208	114,515
Non-tax deductible personnel expenses	11,703	-
Non-tax deductible consulting fees	318,117	-
Non-tax deductible general and administrative expenses	210,413	-
Other items, net	(26,010)	(10,010)
Income tax credit	$(80,566)	$194,232

The tax effects temporary differences that gave rise to the deferred tax assets and liabilities are as follows:

	December 31, 2023	June 30, 2023
Deferred tax assets:
Accrued employee benefits	$24,329	$1,877
Unrealized loss on investments	-	22,082
Unrealized foreign exchange gain	210	(1,394)
Depreciation	(7,976)	3,049
Accumulated tax loss	193,969	-
Operating right of use assets	3,028	-
Provision for bad debt	1,103	106,740
Net deferred tax asset	$214,663	$132,354

As of December 31, 2023 and June 30, 2023, the Company had no material net operating loss or tax credit carryforwards. As of December 31, 2023 and June 30, 2023, the Company had no provision for uncertain tax positions and no provisions for penalties or interest. In addition, the Company does not believe that there are any uncertain tax benefits that could be recognized in the near future that would impact the Company’s effective tax rate.

8. Subsequent Event

The Company entered into a securities purchase agreement (the “Purchase Agreement”) with an investor on January 15, 2024. Pursuant to the Purchase Agreement filed with the Securities and Exchange Commission on Form 6-K, the Company issued to the investor a three-year senior unsecured convertible promissory note (the “Notes”) in the principal amount of $3,600,000 for the funding amount of $3,312,000. The Notes will be senior, unsecured obligations of the Company. The Notes will bear interest at a rate of 8% per annum and will mature on January 15, 2027, 36 months from the issue date, January 15, 2024.

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